THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER AND THE MANAGERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

ArcelorMittal announces publication of final prospectus regarding its EUR 1.25bn convertible/exchangeable bonds

Luxembourg, 1 April 2009 - ArcelorMittal announces that the final prospectus regarding its EUR 1.25bn 7.25 % bonds has been published in the electronic database managed by the Luxembourg Stock Exchange (www.bourse.lu) under “Regulated Information (OAM)” and on ArcelorMittal’s website www.arcelormittal.com under “Investors & Shareholders – Bonds & Credit Relations – Summary of Outstanding Bonds”. As announced previously, this issue consists of 61,728,395 bonds with a principal amount of EUR 20.25 per bond due 2014 convertible and/or exchangeable for new and/or existing ArcelorMittal shares.

The bonds were offered by way of a private placement to qualified investors within the meaning of Directive 2003/71/EC of the European Parliament and the Council of November 4th, 2003, in accordance with the respective regulations of each country in which the Bonds are offered. The Bonds were not and will not be offered or sold in the United States of America, Australia, Canada and Japan and no public offer of the Bonds has been or will be made. Settlement and delivery of the Bonds will take place on April 1st, 2009.

This offering was lead-managed by CALYON and Société Générale Corporate & Investment Banking acting as Joint Lead-Managers and Joint Bookrunners, with Natixis and Rabobank as Co-Lead Managers.

This announcement is not an offer of securities in the United States or any other jurisdiction. Securities may not be offered or sold in the United States absent registration or an exemption from registration under the U.S. Securities Act of 1933, as amended. ArcelorMittal does not intend to register any portion of the planned offer in the United States or to conduct a public offering of securities in the United States.

THIS DOCUMENT IS FOR INFORMATION PURPOSES ONLY. THIS IS NOT AN OFFERING MEMORANDUM OR PROSPECTUS AND SHOULD NOT BE TREATED AS OFFERING MATERIAL OF ANY SORT.

NOT FOR DISTRIBUTION INTO THE U.S. OR TO U.S. PERSONS, CANADA, AUSTRALIA OR JAPAN

THE SECURITIES MENTIONED HEREIN HAVE NOT BEEN, AND WILL NOT BE, REGISTERED UNDER THE UNITED STATES SECURITIES ACT OF 1933, AS AMENDED.

THEY MAY NOT BE OFFERED OR SOLD IN THE UNITED STATES OR TO, OR FOR THE ACCOUNT OR BENEFIT OF U.S. PERSONS, EXCEPT PURSUANT TO AN EXEMPTION FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT. ARCELORMITTAL DOES NOT INTEND TO REGISTER ANY PORTION OF THE PROPOSED OFFERING IN THE UNITED STATES AND NO PUBLIC OFFERING WILL BE MADE IN THE UNITED STATES.

ANY OFFERS OF THE SECURITIES DESCRIBED IN THIS PRESS RELEASE WILL BE SUBJECT TO THE RESTRICTIONS OF DIRECTIVE 2003/71/EC OF THE EUROPEAN PARLIAMENT AND OF THE COUNCIL OF NOVEMBER 4TH, 2003 (THE "PROSPECTUS DIRECTIVE") INCLUDING ANY RELEVANT IMPLEMENTING MEASURES IN EACH MEMBER STATE OF THE EUROPEAN ECONOMIC AREA IN WHICH THE PROSPECTUS DIRECTIVE HAS BEEN IMPLEMENTED. POTENTIAL INVESTORS INTO WHOSE POSSESSION THIS PRESS RELEASE COMES ARE REQUIRED BY THE ISSUER, THE JOINT LEAD-MANAGERS AND JOINT BOOKRUNNERS AND THE CO-LEAD MANAGERS TO INFORM THEMSELVES ABOUT AND TO OBSERVE THESE RESTRICTIONS. ANY OFFERS MADE IN VIOLATION OF THESE RESTRICTIONS WILL BE UNLAWFUL.

No action is or will be taken in any member state of the European Economic Area to make an offer to the public of securities requiring the publication of a prospectus in any such member state.

Not for distribution in the United States, Canada, Australia or Japan.